UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory Note

As previously disclosed, on April 28, 2025, Chijet Motor Company, Inc. (the “Company”) closed a transaction where 23,255,814 Class A ordinary shares of the Company (the “Company Shares”) were issued as the purchase price for the Company’s acquisition of the 80% equity interests (the “TE Shares”) in Too Express Group Inc.

Pursuant to a Future Rights Agreement delivered at the closing, if the shareholder equity of the Company as of June 30, 2025 is a negative number, the Company Shares shall be forfeited and the TE Shares shall be returned to the original sellers of the TE Shares. The company shall enter into an agreement with the original sellers of the TE shares for the TE shares to be returned to the original sellers. The board of directors of the Company concluded that the conditions for the forfeiture of the Company Shares under the Future Rights Agreement had been met and as such, the Company Shares were forfeited, retired and cancelled as of 1st August 2025. The company will further negotiate an agreement with the original sellers of the TE shares regarding the return of the TE shares, pursuant to the terms of the future rights agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2025	Chijet Motor Company, Inc.

	By:	/s/ Mu Hongwei
Mu Hongwei
President and Chief Executive Officer